

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2011

Via E-mail

Janet Somsen
President and Chief Executive Officer
Zippy Bags, Inc.
3464 South 7495 West
Magna, Utah 84044

>   Re: **Zippy Bags, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed July 5, 2011**
>   **File No. 333-173680**

Dear Ms. Somsen:

    We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment one in our letter dated June 20, 2011, and we re-issue it in part. Please disclose the information contained in your response in the filing, including specifically *disclosing in the filing* whether you seek to engage in a merger, acquisition or business combination.

Liquidity and Capital Resources, page 18

Financing Activities, page 18

2. It appears you did not respond to comment eight in our letter dated June 20, 2011. Accordingly, we are re-issuing the comment. We note your response to comment 19 in our letter dated May 19, 2011. Please revise the disclosure to indicate if there are any limits on the funds Ms. Somsen is willing to provide. Please also revise the disclosure to indicate whether there is any written agreement that memorializes this commitment.

You may contact Robyn Manuel, Staff Accountant, at (202) 551-3823, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom for

James Allegretto
Senior Assistant Chief Accountant

cc: Steven M. Sager, Esq.
     BK Consulting & Associates, P.C.